Exhibit 20

Consent of AMEC Americas Limited of Vancouver

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (“the Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.	The technical report dated March 2002 titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska” prepared by AMEC Americas Limited of Vancouver (“the March Report”);

2.
The technical report dated February 2002 titled “Technical Report, Donlin Creek Project, Alaska” prepared by AMEC Americas Limited of Vancouver (“the February Report”, and together with the March Report, “the Reports”); and

3.
The annual information form dated March 21, 2005 for the fiscal year ended November 30, 2004, which includes reference to the undersigned’s name in connection with information relating to the Donlin Creek Project and/or the Reports.

Dated at Vancouver, British Columbia, this 18th day of April, 2005.

AMEC Americas Limited of Vancouver

/s/ Stephen Juras
Stephen Juras
Chief Geologist